SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

Commission file number: 001-11015


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

            Dial Companies Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                 THE DIAL CORP
                                  DIAL TOWER
                            PHOENIX, ARIZONA  85077


                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dial Companies Capital Accumulation Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          DIAL COMPANIES CAPITAL
                                          ACCUMULATION PLAN


                                          By  /s/ Linde Harned
                                              Linde Harned
                                              Committee Chairman
DATE:  June 28, 1994

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

Financial Statements for the
Years Ended December 31, 1993 and 1992,
Supplemental Schedules for the
Year Ended December 31, 1993 and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and
Plan Participants of the
Dial Companies Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Dial Companies Capital Accumulation Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche
June 14, 1994

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992


ASSETS                                           1993              1992

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    Custom Investment Contract Fund          $ 35,597,463     $ 35,127,038
    Vanguard Windsor Fund                      27,026,272       20,676,997
    T. Rowe Price Prime Reserve Fund            4,858,205        4,801,717
    T. Rowe Price Equity Index Fund             3,700,863        2,489,922
    Vanguard Bond Index Fund                    1,606,452          989,852
    Bristol-Myers Squibb Fund                     286,902          337,990
  Common stock:
    The Dial Corp Common Stock                 21,495,488       20,926,581
    GFC Financial Corporation Common Stock      4,288,291        5,341,943
  Participant notes receivable                  3,494,744        3,182,398
                                             ------------     ------------
            Total investments                 102,354,680       93,874,438

CONTRIBUTIONS RECEIVABLE                          166,074          106,592

DIVIDENDS RECEIVABLE                              196,832          135,293
                                             ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS            $102,717,586     $ 94,116,323
                                             ============     ============

See notes to financial statements.

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED
DECEMBER 31, 1993 AND 1992

                                             1993             1992
ADDITIONS:
  Contributions:
    Employer - employee wage reductions      $ 12,597,852     $ 11,444,712
    Employee                                      193,571          135,538
                                             ------------     ------------

            Total contributions                12,791,423       11,580,250
                                             ------------     ------------
  Rollover deposits                                                491,228
                                             ------------     ------------
  Transfer of assets                            1,841,087
                                             ------------     ------------
  Investment income:
    Dividends:
      The Dial Corp common
       stock (cash dividend)                      589,978          544,414
      The Dial Corp common
       stock (GFCFC stock dividend)                              5,905,065
      Other investments                         2,647,291        1,323,252
    Interest income                             2,690,113        3,395,143
    Net appreciation in
     fair value of investments                  2,522,237        3,562,187
                                             ------------     ------------
            Total investment income             8,449,619       14,730,061
                                             ------------     ------------
            Total additions                    23,082,129       26,801,539
                                             ------------     ------------

DEDUCTIONS:
  Distributions to participants                 8,423,776       14,003,191
  Transfer of assets                            6,057,090        4,498,690
                                             ------------     ------------
            Total deductions                   14,480,866       18,501,881
                                             ------------     ------------

NET INCREASE                                    8,601,263        8,299,658

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                            94,116,323       85,816,665
                                             ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                $102,717,586     $ 94,116,323
                                             ============     ============

See notes to financial statements.

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992


1.  DESCRIPTION OF THE PLAN

    The following brief description of the Dial Companies Capital
Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    The Plan, commonly known as Toward Retirement Income Management ("TRIM"), was established January 1, 1985 and has been amended from time to time since that date. Employees of The Dial Corp ("Dial") and certain of its subsidiaries (the "Company") who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Employees are able to contribute to the Plan by reducing their wages on a pre-tax and after-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

    The Plan is subject to various regulations, particularly those under the Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan offers participants the following funds in which to invest pretax, after-tax and rollover deposits.

(1) Custom Investment Contract Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies and other financial institutions. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund represents contract value, which includes contributions made, plus interest at blended rates, less withdrawals by participants.

(2) Vanguard Windsor Fund - This fund invests in the common stock of other companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

(3) T. Rowe Price Prime Reserve Fund - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investments.

(4) T. Rowe Price Equity Index Fund - This fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

(5) Vanguard Bond Index Fund - This fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments.

(6) The Dial Corp Common Stock Fund - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of such stock.

(7) GFC Financial Corporation ("GFCFC") Common Stock Fund - This fund invests in the common stock of GFCFC and any dividends paid on the stock are reinvested according to the participants' investment mix, due to this fund being closed to additional contributions. The fair value of this fund is dependent upon the fluctuation in the market value of the GFCFC stock.

(8) Participant Notes Receivable - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain limitations.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 12% of compensation. Company matching contributions to the Plan are at the discretion of each participating company's board of directors and are contributed to the Dial Companies Employees' Stock Ownership Plan ("ESOP"). The contributions by the Company to the ESOP are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No employer contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Distributions of the Plan assets occur upon participant termination from the Company, financial hardship, disablement, retirement or death.

d. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

e. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, employee contributions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

f. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company.

g. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan, provided all employer contributions, due at the termination date, have been paid.

h. Plan Merger - On March 18, 1992, Dial completed the spin-off (the "Spin-off") of its wholly-owned subsidiary, GFCFC. In connection with the Spin-off, one share of GFCFC common stock was distributed for every two shares of Dial common stock outstanding. GFCFC shares issued as a result of Dial shares held by the ESOP were subsequently merged into the Plan through the GFCFC Common Stock Fund.

i. Transfer of Assets - In connection with the Spin-off, GFCFC established a capital accumulation plan. The participant accounts of employees of GFCFC who participated in the Plan prior to the Spin-off were transferred to GFCFC's capital accumulation plan.

    On August 12, 1993, the Company sold Motor Coach Industries
International, Inc. ("MCII"). In connection with the sale, MCII established a capital accumulation plan. The participant accounts of employees of MCII who participated in the Plan prior to the sale were transferred to MCII's capital accumulation plan.

    In November 1992, the Company acquired Dobbs Hotels. In connection with this acquisition, participant accounts of employees of Dobbs Hotels' capital accumulation plan were transferred into the Plan in 1993.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies are as follows:

    a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

    b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

    c.  Payment of Benefits - Benefits are recorded when paid.

3.  NET ASSETS AND CHANGES THEREIN BY FUND

    The following tables present the net assets of the Plan by fund as of December 31, 1993 and 1992, as well as changes in net assets by fund for the years then ended.


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1993 (Displayed in Two Parts)
                                                        T. Rowe      T. Rowe
                              Custom                    Price        Price        Vanguard     (Table
                              Investment   Vanguard     Prime        Equity       Bond         Continues
                              Contract     Windsor      Reserve      Index        Index        Below . . .)
                              Fund         Fund         Fund         Fund         Fund
ASSETS

Investments at fair value:
  Shares of registered
    investment
    companies:
    Custom Investment
      Contract Fund           $35,597,463
    Vanguard Windsor
      Fund                                 $27,026,272
    T. Rowe Price Prime
      Reserve Fund                                      $ 4,858,205
    T. Rowe Price Equity
      Index Fund                                                     $ 3,700,863
    Vanguard Bond
      Index Fund                                                                  $ 1,606,452
    Bristol-Meyers
      Squibb Fund
  Common stock:
    The Dial Corp
      Common Stock
    GFCFC Common
      Stock
  Participant notes
    receivable
Receivables:
  Contributions
  Dividends                                                               21,685
                              -----------  -----------  -----------  -----------  -----------
NET ASSETS
 AVAILABLE
 FOR BENEFITS                 $35,597,463  $27,026,272  $ 4,858,205  $ 3,722,548  $ 1,606,452
                              ===========  ===========  ===========  ===========  ===========



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1993 (Continued)

                               Bristol-    The
                               Meyers      Dial Corp    GFCFC        Parti-
                               Squibb      Common       Common       cipants
                               Fund        Stock        Stock        Notes        Other        Total

ASSETS

Investments at fair value:
  Shares of registered
    investment
    companies:
    Custom Investment
      Contract Fund                                                                            $ 35,597,463
    Vanguard Windsor
      Fund                                                                                       27,026,272
    T. Rowe Price Prime
      Reserve Fund                                                                                4,858,205
    T. Rowe Price Equity
      Index Fund                                                                                  3,700,863
    Vanguard Bond
      Index Fund                                                                                  1,606,452
    Bristol-Meyers
      Squibb Fund             $   286,902                                                           286,902
  Common stock:
    The Dial Corp
      Common Stock                         $21,495,488                                           21,495,488
    GFCFC Common
      Stock                                             $ 4,288,291                               4,288,291
  Participant notes
    receivable                                                       $ 3,494,744                  3,494,744
Receivables:
  Contributions                                                                   $   166,074       166,074
  Dividends                                    148,382       26,765                                 196,832
                              -----------  -----------  -----------  -----------  -----------  ------------
  NET ASSETS
    AVAILABLE
    FOR BENEFITS              $   286,902  $21,643,870  $ 4,315,056  $ 3,494,744  $   166,074  $102,717,586
                              ===========  ===========  ===========  ===========  ===========  ============


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1992 (Displayed in Two Parts)
                                                        T. Rowe      T. Rowe
                              Custom                    Price        Price        Vanguard     (Table
                              Investment   Vanguard     Prime        Equity       Bond         Continues
                              Contract     Windsor      Reserve      Index        Index        Below . . .)
                              Fund         Fund         Fund         Fund         Fund
ASSETS
Investments at fair value:
  Shares of registered
    investment
    companies:
    Custom Investment
      Contract Fund           $35,127,038
    Vanguard Windsor
      Fund                                 $20,676,997
    T. Rowe Price Prime
      Reserve Fund                                      $ 4,801,717
    T. Rowe Price Equity
      Index Fund                                                     $ 2,489,922
    Vanguard Bond
      Index Fund                                                                  $   989,852
    Bristol-Meyers
      Squibb Fund
  Common stock:
    The Dial Corp
      Common Stock
    GFCFC Common
      Stock
  Participants notes
    receivable
Receivables:
  Contributions
  Dividends
                              -----------  -----------  -----------  -----------  -----------
NET ASSETS
  AVAILABLE
  FOR BENEFITS                $35,127,038  $20,676,997  $ 4,801,717  $ 2,489,922  $   989,852
                              ===========  ===========  ===========  ===========  ===========



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1992 (Continued)

                              Bristol-     The
                              Meyers       Dial Corp    GFCFC
                              Squibb       Common       Common       Participants
                              Fund         Stock        Stock        Notes        Other        Total

ASSETS
Investments at fair value:
  Shares of registered
    investment
    companies:
    Custom Investment
      Contract Fund                                                                            $35,127,038
    Vanguard Windsor
      Fund                                                                                      20,676,997
    T. Rowe Price Prime
      Reserve Fund                                                                               4,801,717
    T. Rowe Price Equity
      Index Fund                                                                                 2,489,922
    Vanguard Bond
      Index Fund                                                                                   989,852
    Bristol-Meyers
      Squibb Fund             $   337,990                                                          337,990
  Common stock:
    The Dial Corp
      Common Stock                         $20,926,581                                          20,926,581
    GFCFC Common
      Stock                                             $ 5,341,943                              5,341,943
  Participants notes
    receivable                                                       $ 3,182,398                 3,182,398
Receivables:
  Contributions                                                                   $   106,592      106,592
  Dividends                                    135,293                                             135,293
                              -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS
  AVAILABLE
  FOR BENEFITS                $   337,990  $21,061,874  $ 5,341,943  $ 3,182,398  $   106,592  $94,116,323
                              ===========  ===========  ===========  ===========  ===========  ===========

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1993 (Displayed in Two Parts)
                                                        T. Rowe      T. Rowe
                              Custom                    Price        Price        Vanguard     (Table
                              Investment   Vanguard     Prime        Equity       Bond         Continues
                              Contract     Windsor      Reserve      Index        Index        Below . . .)
                              Fund         Fund         Fund         Fund         Fund
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $ 4,408,921  $ 3,812,589  $   800,934  $ 1,022,318  $   472,591
    Employee                       62,515       47,222       17,569       14,991        8,573
                              -----------  -----------  -----------  -----------  -----------
      Total contributions       4,471,436    3,859,811      818,503    1,037,309      481,164
                              -----------  -----------  -----------  -----------  -----------
  Transfer of assets from
    CPS Hotels                    173,975      229,817      556,201      290,727      220,326
                              -----------  -----------  -----------  -----------  -----------
Investment income:
  Cash dividends                             2,250,277                   107,697      107,868
  Interest income               2,344,170                   132,381
  Net appreciation
    (depreciation) in fair
    value of investments                     2,009,972                   218,471       18,224
                              -----------  -----------  -----------  -----------  -----------
      Total investment
        income                  2,344,170    4,260,249      132,381      326,168      126,092
                              -----------  -----------  -----------  -----------  -----------
      Total additions           6,989,581    8,349,877    1,507,085    1,654,204      827,582
                              -----------  -----------  -----------  -----------  -----------
DEDUCTIONS:
  Distributions                 3,301,095    1,642,708      574,478      300,055      155,655
  Transfer of assets to MCII    1,814,437    1,760,727      286,949      188,996       84,248
                              -----------  -----------  -----------  -----------  -----------
      Total deductions          5,115,532    3,403,435      861,427      489,051      239,903
                              -----------  -----------  -----------  -----------  -----------
INTERFUND TRANSFERS            (1,403,624)   1,402,833     (589,170)      67,473       28,921
                              -----------  -----------  -----------  -----------  -----------
NET INCREASE
  (DECREASE)                      470,425    6,349,275       56,488    1,232,626      616,600

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR            35,127,038   20,676,997    4,801,717    2,489,922      989,852
                              -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR                 $35,597,463  $27,026,272  $ 4,858,205  $ 3,722,548  $ 1,606,452
                              ===========  ===========  ===========  ===========  ===========


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1993 (Continued)

                              Bristol      The
                              Myers        Dial Corp    GFCFC        Parti-
                              Squibb       Common       Common       cipant
                              Fund         Stock        Stock        Notes        Other        Total

ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions                      $ 2,020,141  $       876               $    59,482  $ 12,597,852
    Employee                                    42,701                                              193,571
                                           -----------  -----------               -----------  ------------
      Total contribution                     2,062,842          876                    59,482    12,791,423
                                           -----------  -----------               -----------  ------------
  Transfer of assets from
    CPS Hotels                                 328,975               $    41,066                  1,841,087
                                           -----------  -----------  -----------  -----------  ------------
Investment income:
  Cash dividends              $    14,448     589,978       167,001                               3,237,269
  Interest income                                                        213,562                  2,690,113
  Net appreciation
    (depreciation) in fair
    value of investments          (45,822)   (850,427)    1,171,819                               2,522,237
                              -----------  -----------  -----------  -----------  -----------  ------------
      Total investment
        income                    (31,374)    (260,449)   1,338,820      213,562                  8,449,619
                              -----------  -----------  -----------  -----------  -----------  ------------
      Total additions             (31,374)   2,131,368    1,339,696      254,628       59,482    23,082,129
                              -----------  -----------  -----------  -----------  -----------  ------------
DEDUCTIONS:
  Distributions                     5,332    1,779,194      466,129      199,130                  8,423,776
  Transfer of assets to MCII                 1,345,221      338,594      237,918                  6,057,090
                              -----------  -----------  -----------  -----------  -----------  ------------
      Total deductions              5,332    3,124,415      804,723      437,048                 14,480,866
                              -----------  -----------  -----------  -----------  -----------  ------------
INTERFUND TRANSFERS               (14,382)   1,575,043   (1,561,860)     494,766
                              -----------  -----------  -----------  -----------  -----------  ------------
NET INCREASE
  (DECREASE)                      (51,088)     581,996   (1,026,887)     312,346       59,482     8,601,263

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR               337,990   21,061,874    5,341,943    3,182,398      106,592    94,116,323
                              -----------  -----------  -----------  -----------  -----------  ------------
NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR                 $   286,902  $21,643,870  $ 4,315,056  $ 3,494,744  $   166,074  $102,717,586
                              ===========  ===========  ===========  ===========  ===========  ============

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1992 (Displayed in Two Parts)
                                                        T. Rowe      T. Rowe
                              Custom                    Price        Price        Vanguard
                              Investment   Vanguard     Prime        Equity       Bond         GIC          (Table
                              Contract     Windsor      Reserve      Index        Index        Trust        Continues
                              Fund         Fund         Fund         Fund         Fund         Fund         Below . . .)
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $ 5,116,167  $ 3,356,883 $    880,482  $   532,918  $   189,420
    Employee                       64,211       32,245        8,574        6,425          898
                              -----------  -----------  -----------  -----------  -----------
      Total contributions       5,180,378    3,389,128      889,056      539,343      190,318
                              -----------  -----------  -----------  -----------  -----------
  Rollover deposits               100,488       55,293       15,557      112,771       56,384
                              -----------  -----------  -----------  -----------  -----------
Investment income:
  Cash dividends                             1,282,184                    41,068
  Stock dividends
  Interest income              1,634,628        66,562      189,514        7,892       49,993  $   525,176
  Net appreciation
    (depreciation) in
    fair value of
    investments                              1,522,313                    86,624       (4,974)
                              -----------  -----------  -----------  -----------  -----------  -----------
      Total investment
        income                  1,634,628    2,871,059      189,514      135,584       45,019      525,176
                              -----------  -----------  -----------  -----------  -----------  -----------
      Total additions           6,915,494    6,315,480    1,094,127      787,698      291,721      525,176
                              -----------  -----------  -----------  -----------  -----------  -----------
DEDUCTIONS:
  Distributions to
    participants                3,482,031    2,361,600      914,288      131,230       24,682    1,157,133
  Transfer of assets            1,260,856    1,012,798      416,439       98,047       54,507      436,316
                              -----------  -----------  -----------  -----------  -----------  -----------
      Total deductions          4,742,887    3,374,398    1,330,727      229,277       79,189    1,593,449
                              -----------  -----------  -----------  -----------  -----------  -----------
INTERFUND TRANSFERS            20,821,116      820,473     (475,476)   1,136,368      458,293  (15,244,121)
                              -----------  -----------  -----------  -----------  -----------  -----------
NET INCREASE
  (DECREASE)                   22,993,723    3,761,555     (712,076)   1,694,789      670,825  (16,312,394)

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR            12,133,315   16,915,442    5,513,793      795,133      319,027   16,312,394
                              -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
 FOR BENEFITS,
 END OF YEAR                  $35,127,038  $20,676,997  $ 4,801,717  $ 2,489,922  $   989,852  $         0
                              ===========  ===========  ===========  ===========  ===========  ===========

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1992 (Continued)

                              Travelers   Bristol-      The
                              GIC         Myers         Dial Corp    GFCFC        Parti-
                              Trust       Squibb        Common       Common       cipant
                              Fund        Fund          Stock        Stock        Notes        Other        Total
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions                                   $ 1,681,996                            $ (313,154)  $11,444,712
    Employee                                                 23,185                                             135,538
                                                        -----------                            -----------  -----------
      Total contributions                                 1,705,181                              (313,154)   11,580,250
                                                        -----------                            -----------  -----------
  Rollover deposits                                         150,735                                             491,228
                                                        -----------                            -----------  -----------
  Investment income:
    Cash dividends                                          544,414                                           1,867,666
    Stock dividends                                       5,905,065                                           5,905,065
    Interest income           $   889,928                    31,450                                           3,395,143
    Net appreciation
      (depreciation) in
      fair value of
      investments                          $  (131,514)  (1,430,735) $ 3,472,559  $    47,914                 3,562,187
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total investment
          income                  889,928     (131,514)   5,050,194    3,472,559       47,914                14,730,061
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total additions           889,928     (131,514)   6,906,110    3,472,559       47,914    (313,154)   26,801,539
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
DEDUCTIONS:
  Distributions to
    participants                1,640,589      155,836    2,585,390      758,312      792,100                14,003,191
  Transfer of assets                                        712,435      507,292                              4,498,690
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
      Total deductions          1,640,589      155,836    3,297,825    1,265,604      792,100                18,501,881
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
INTERFUND TRANSFERS            (8,643,015)     (16,462)  (2,803,668)   3,134,988      811,504
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET INCREASE
  (DECREASE)                   (9,393,676)    (303,812)     804,617    5,341,943       67,318    (313,154)    8,299,658

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR             9,393,676      641,802   20,257,257                 3,115,080     419,746    85,816,665
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR                 $         0  $   337,990  $21,061,874  $ 5,341,943  $ 3,182,398  $  106,592   $94,116,323
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========

4.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated June 15, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.


*  *  *  *  *  *

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1993


Item 27a - Schedule of Assets Held for Investment Purposes

COLUMN B                 COLUMN C                COLUMN D       COLUMN E

                         Description of
                         Investment Including
                         Collateral, Rate of
Identity of Issue,       Interest, Maturity
Borrower, Lessor or      Date, Par or                           Current
Similar Party            Maturity Value          Cost           Value
- - ----------------------   ---------------------   -----------    -----------

Custom Investment        GIC Fund
 Contract Fund            (35,597,463 shares)    $35,597,463    $ 35,597,463
Vanguard Windsor Fund    Mutual Fund
                          (1,942,938 shares)      25,267,791      27,026,272
T. Rowe Price Prime      Mutual Fund
 Reserve Fund             (4,858,205 shares)       4,858,205       4,858,205
T. Rowe Price Equity     Mutual Fund
 Index Fund               (274,545 shares)         3,419,255       3,700,863
Vanguard Bond            Mutual Fund
 Index Fund               (159,687 shares)         1,595,501       1,606,452
Bristol-Myers            Common Stock
 Squibb Fund              (4,925 shares)              33,437         286,902
The Dial Corp            Common Stock
 Common Stock             (532,396 shares)        16,598,368      21,495,488
GFC Financial Cor-       Common Stock
 poration Common Stock    (147,872 shares)         2,061,250       4,288,291
Participant notes        Participant loans
 receivable               (interest 6% to 11.5%)   3,494,744       3,494,744
                                                 -----------    ------------
                         Total                   $92,926,014    $102,354,680

DIAL COMPANIES CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 1993

Item 27d - Schedule of Reportable Transactions
Column A                      Column B     Column C     Column D     Column G     Column H     Column I
- - --------                      --------     --------     --------     --------     --------     --------
                                                                                  Current
                                                                                  Value of
                                                                                  Asset on
                              Descrip-                                            Trans-       Net
Identity of                   tion of      Purchase     Selling      Cost of      action       Gain/
Party Involved                Asset        Price        Price        Asset        Date         (Loss)
===============               =========    =========    =========    =========    =========    =========
SINGLE TRANSACTIONS:

None Noted



SERIES OF TRANSACTIONS:

Custom Investment
 Contract Fund                GIC Fund     $8,013,934                             $8,013,934

Custom Investment
 Contract Fund                GIC Fund                  $7,543,509   $7,543,509   $7,543,509

Vanguard Windsor
 Fund                         Mutual Fund   8,810,426                              8,810,426

Vanguard Windsor
 Fund                         Mutual Fund                4,468,489     3,941,156   4,468,489   $527,333

The Dial Corp
 Common Stock                 Common Stock  5,412,128                              5,412,128

The Dial Corp
 Common Stock                 Common Stock               3,991,676    3,182,499    3,991,676    809,177

NOTE:  Reportable transactions are those which either singularly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.